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                             July 22, 2020

       Joshua Harley
       Chief Executive Officer
       Fathom Holdings Inc.
       211 New Edition Court, Suite 211
       Cary, NC 27511

                                                        Re: Fathom Holdings
Inc.
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form S-1
                                                            Filed July 16, 2020
                                                            File No. 333-235972

       Dear Mr. Harley:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2020 letter.

       Amendment 4 to Form S-1 filed July 16, 2020

       General

   1. We note your response to comment 1 and that you paid RISMedia for the cover article. It appears that you cannot
rely on Rule 433(f). Please tell us how you believe you met the filing and delivery
conditions in Securities Act Rule 433(b)(2)(i) with respect to the July
                                                        1, 2020 FWP, given that
the prospectus you had on file did not appear to meet the
                                                        requirements of Section
10 of the Securities Act because it did not contain a price range.
                                                        For guidance, see
Securities Act Rules Compliance and Disclosure Interpretations
                                                        Question 232.05.
 Joshua Harley
Fathom Holdings Inc.
July 22, 2020
Page 2
Management's Discussion and Analysis of Financial Position and Results of Operations
COVID-19, page 34

2. We note from your response to prior comment 2 that you have concluded that there is no further information or metrics that would be helpful to investors at this time. We also note your disclosure indicates that according to the National Association of Realtors, the coronavirus is leading to fewer home buyers, as well as listings being delayed. Please tell us if you have experienced any negative effects on transaction volume and other relevant metrics. Please tell us what consideration you gave to disclosing transaction volume subsequent to March 31, 2020.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameJoshua Harley                               Sincerely,
Comapany NameFathom Holdings Inc.
                                                              Division of
Corporation Finance
July 22, 2020 Page 2                                          Office of Real
Estate & Construction
FirstName LastName